

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

Via E-mail
Ms. Dafna Gruber
Chief Financial Officer
Nice-Systems Ltd.
8 Hapnina Street, P.O. Box 690
Ra'anana 43107, Israel

      Re: **Nice-Systems Ltd.**
               Form 20-F for the Fiscal Year Ended December 31, 2011
               Filed March 29, 2012
               File No. 000-27466

Dear Ms. Gruber:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Stephen Krikorian

                                 Stephen Krikorian
                                 Accounting Branch Chief